Exhibit 2.3

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

Maudore Minerals Ltd.

2000 Peel Street, Suite 620, Montreal, QC, H3A 2W5

Tel.: 514.439.0990 – Fax: 514.439.0590

Website: www.maudore.com – Email: info@maudore.com

TSX-V : MAO

MAUDORE MINERALS LTD.

TABLE OF CONTENT

FOR THE YEAR ENDED DECEMBER 31, 2012

INCORPORATION AND NATURE OF OPERATIONS	3
CORPORATE ACTIVITIES	3
EXPLORATION ACTIVITIES	3
PERSONS RESPONSIBLE OF TECHNICAL INFORMATION	6
COMTOIS PROPERTY	6
EXPLORATION PROPERTIES	9
INFORMATION ON SHARE CAPITAL	14
STOCK OPTION PLAN	14
FINANCING ACTIVITIES DURING THE YEAR	15
WORKING CAPITAL	15
SELECTED ANNUAL INFORMATION	15
SELECTED QUARTERLY INFORMATION	16
FORTH QUARTER 2012	16
OFF BALANCE SHEET ARRANGEMENTS	17
CONTRACTUAL OBLIGATIONS AND COMMITMENTS	17
RELATED PARTY TRANSACTIONS	18
SUBSEQUENT EVENTS	19
ACCOUNTING CHANGES	22
RISKS AND UNCERTAINTIES	23
STRATEGY	25
FORWARD LOOKING STATEMENTS	26

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

The following management discussion and analysis (the “MD&A”) of Maudore Minerals Ltd. (“Maudore” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2012. This MD&A should be read in conjunction with the Company’s financial statements as at December 31, 2012, prepared in accordance with the International Financial Reporting Standards (“IFRS”). All figures are in Canadian dollars unless otherwise noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and can be obtained from www.sedar.com.

INCORPORATION AND NATURE OF OPERATIONS

Maudore was incorporated under the Ontario Business Corporations Act on September 20, 1996. The Company is primarily engaged in the exploration and development of mining properties with a view to commercial production. It does not currently have any mines in production. The current Company’s portfolio comprises only mining properties located in the Province of Quebec, Canada.

CORPORATE ACTIVITIES

On July 19, 2012, concerned shareholders of Maudore settled outstanding issues with election of a new Board of Directors comprising five nominees from the concerned shareholders and two members from the management slate. Kevin Tomlinson became Chairman, and the board appointed Dr. Howard Carr as Chief Executive Officer. Later, Ms. Anne Slivitzky became Chief Operating Officer, Kevin Kivi P.Geo. became Chief Consulting Geologist, and Deborah Thompson became Manager of Investor and Media Relations.

Maudore’s new management implemented a 100-day Action Plan to refocus the Company, which culminated with a Mineral Resource Estimate Upgrade for Osbell Deposit that was completed according to the plan, and announced on October 29, 2012.

EXPLORATION ACTIVITIES

The Company holds a total of 2,012 mining claims (96,260 ha) on 12 properties. Land holdings increased by 40 claims (1,488 ha) in 2012. The exploration properties are located in the Northern Volcanic Zone of the Abitibi Greenstone Belt (Quebec) situated between La Sarre and Lebel sur Quevillon.

The Company’s properties span some 120 kilometers of the Northern Volcanic Zone. The land is highly prospective but covered with thick glacial till and fluvial deposits that hide mineral deposits from prospecting and other traditional forms of mineral exploration. Maudore must rely on deeper seeing exploration techniques like geophysical surveys and interpretation of these data to find mineral occurrences. During the last quarter of 2012, Maudore completed 14,776 line kilometers of low-level airborne magnetic and radiometric geophysical surveys to cover all properties at 100m line spacing. The data, once processed is expected to reveal new detail never seen before in this part of the Abitibi.

The Company is qualified for Quebec refundable tax credits of up to 35% and a Quebec refundable credit on duties of approximately 8% of all eligible exploration expenses. As of December 31, 2012, the Company had engaged all the exploration expenses relating to the 2011 flow-through private placements. Therefore, a $149,286 tax credits receivable for the expenses not renounced was recorded as at December 31, 2012.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION ACTIVITIES (CONT’D)

The amounts invested in exploration work in 2012 by the Company on its properties are as follows:

2012	Comtois	Sleeping Giant	Bell	Fontenau- Themines	North Shore	Cedar Rapids	Mazarin- Gandelet	Dalet	Newmont option	Bernetz	Pakodji	Sadie	Comtois Southwest	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Drilling	3,979,493	—	55,987	—	—	65,018	179,191	—	1,157,428	38,811	70,453	—	29,359	5,575,740
Contractual fees	3,937,405	88,088	64,669	29,860	360,596	27,573	129,587	439,382	160,766	55,439	59,246	6,265	43,704	5,402,580
Geology, Geophysics and metallugy	340,930	27,969	41,644	86,479	106,145	300	214,684	612,443	3,285	45,978	—	—	—	1,479,857
Salaries and benefits	226,712	—	—	—	—	—	—	—	—	—	—	—	—	226,712
Stock-based compensation	41,500	—	—	—	—	—	—	—	—	—	—	—	—	41,500
Geochemical assays	1,805,316	10,415	22,138	3,039	63,956	22,995	28,902	113,595	—	3,172	12,115	—	28,117	2,113,760
Equipment and vehicle rental	234,753	1,647	828	721	15,249	218	18,097	109,877	—	826	5,427	218	1,542	389,403
Travelling expenses	187,868	253	32	791	12,938	—	2,162	22,449	—	190	—	—	31	226,714
Environmental expenses	87,734	—	—	—	—	—	—	—	—	—	—	—	—	87,734
General exploration expenses	191,318	2,011	3,135	2 077	30,091	1,165	5,286	16,251	—	2,084	1,917	165	747	256,247
Mining credits	(160,820)	—	—	—	—	—	—	—	—	—	—	—	—	(160,820)

	10,872,209	130,383	188,433	122,967	588,975	117,269	577,909	1,313,997	1,321,479	146,500	149,158	6,648	103,500	15,639,427

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION ACTIVITIES (CONT’D)

The amounts invested in exploration work in 2011 by the Company on its properties are as follows:

2011	Comtois	Sleeping Giant	Bell	Fontenau- Themines	North Shore	Cedar Rapids	Mazarin- Gandelet	Comtois Southwest	Others	Total
	$	$	$	$	$	$	$	$	$	$
Drilling	5,101,712	158,066	46,493	31,610	214,121	54,649	1,205	185,726	14,346	5,807,928
Contractual fees	2,545,482	98,998	131,314	19,362	341,922	98,619	291,040	125,440	269,716	3,921,893
Salaries and benefits	212,041	—	—	—	—	—	—	—	—	212,041
Stock-based compensation	360,000	—	—	—	—	—	—	—	—	360,000
Geochemical assays	1,374,861	34,742	17,395	8,092	85,333	30,042	12,766	45,163	68,613	1,677,007
Equipment and vehicle rental	277,457	15,001	1,318	8,576	6,834	1,762	1,513	6,468	8,570	327,499
Travelling expenses	207,733	3,731	1,790	1,138	10,016	3,671	8,576	—	21,491	258,146
Environmental expenses	138,250	—	—	—	—	—	—	—	—	138,250
General exploration expenses	455,657	22,290	20,696	4,271	43,028	24,977	68,126	1,380	8,631	649,056
Claim renewal	34,331	12,720	4,992	4,595	4,048	651	3,788	4,500	11,331	80,956

	10,707,524	345,548	223,998	77,644	705,302	214,371	387,014	368,677	402,698	13,432,776

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION ACTIVITIES (CONT’D)

The following table summarizes the drilling completed by Maudore on its exploration properties:

		2012		2011
Property		DDH	Meters	DDH	Meters
North Shore		—	—	14	2,079
Comtois	Osbell	115	42,483	225	51,142
	Comtois NW	10	2,190	4	620
	Greer	20	7,510	34	9,258
	Hudson	11	4,709
	LaFlamme	9	2,005
	West Extension	24	7,662	30	8,618
Comtois Southwest		4	798	9	1,604
Bell		3	587	2	504
Bernetz		1	192	1	90
Fonteneau-Themines		1	132	1	195
Sleeping-Giant Southeast		2	360	6	1,247
Cedar-Rapids		3	570	1	483
Sadie		—	—	—	—
Pakodji		3	468	—	—
Mazarin-Glandelet		5	207	—	—
Dalet		—	—	—	—

TOTAL (12 months)		211	69,873	327	75,840

PERSONS RESPONSIBLE OF TECHNICAL INFORMATION

The person responsible for Maudore’s technical information is Maudore’s Chief Consulting Geologist Kevin Kivi, P.Geo., of KIVI Geoscience Inc, Thunder Bay (ON). Prior to August 2012, Alain Carrier, M.Sc., P.Geo., of InnovExplo Inc., a consulting company based in Val-d’Or (Quebec) had this responsibility. Alain Carrier and InnovExplo continue to play an important role by providing professional geological and engineering services to Maudore. Kevin Kivi and Alain Carrier are “Qualified Persons” as defined under Regulation 43-101 respecting standards of disclosure for mineral projects. Mr. Kivi has reviewed the technical content of this report.

COMTOIS PROPERTY

The Comtois property consists of 411 claims, for 15,539ha, (155 square kilometers) an 11% increase since last year. The property is located 15 kilometers northwest of the town of Lebel-sur-Quévillon (Abitibi, Province of Quebec). The Comtois property is an advanced exploration project with the Osbell Gold Resource, notable gold prospects Comtois NW, Hudson and Greer, and many more.

All claims are 100% owned by the Company, except for 15 claims optioned from Newmont Canada Ltd (Newmont Option Claims), in the northern part of the property that cover the Hudson gold prospect. Maudore has earned 95% interest and has spent more than $1 million on the Newmont Option Claims which triggers advice to Newmont. On receipt of notification, Newmont has 120 days to elect to buy back a 51% interest by funding $750,000 in exploration, otherwise it shall retain 1.45% net smelter return (NSR) royalty on the Newmont Option Claims. The other 5% interest in the Newmont Option Claims is held by Société de Développement de la Baie James and will be converted into a 2% NSR royalty (1% of which can be re-acquired by the Company for an amount of $250,000) in the event of commercial production.

Claims that cover the Osbell deposit are subject to a 10% NPI Royalty in favor of the original owner, which can be bought back with a one-time cash payment of $500,000.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

COMTOIS PROPERTY (CONT’D)

Prospects drilled on the Comtois Property include Osbell, Greer, Comtois SE, PbZn VMS, Mafic North, Hudson, Laflamme, and Comtois NW. Other field methods implemented in 2012 includes ground geophysics (IP and magnetometer), down-hole InfiniTEM surveys, soil sampling and prospecting with Beep Mat. Maudore also compiled and interpreted detailed low-level aeromagnetic surveys and ground geophysical surveys, and summarized all data in an assessment report filed at year-end.

Osbell Gold Resource

The Osbell Gold Resource has been the main focus of Maudore’s exploration efforts.

Maudore filed a Mineral Resource Estimate update for the Osbell Deposit and 43-101 report with SEDAR on October 29, 2012. The Osbell Mineral Resource Estimate update with combined Open Pit and Underground Potential Mineral Resources of 8,463,800 tonnes at 2.0 g/t Au for 546,299 ounces gold (indicated) and 4,512,100 tonnes at 6.2 g/t Au for 902,436 ounces gold (inferred). Downloading and reading the 43-101 report is the best way to understand parameters.

The resource estimate adds 543 diamond drill holes (144,502m) to Maudore’s previous Mineral Resource Estimate from September 22, 2010, which contained data from 459 diamond drill holes (144,943m). The cut-off date for the current Mineral Resource Estimate was August 13, 2012.

Another 22 diamond drill holes for 7,737m were completed at Osbell since the cut-off date to the end of the fourth quarter (December 31, 2012) and are not included in the current Mineral Resource Estimate. This drilling includes testing of the Mafic North Prospect, first identified at the top of drill holes targeting deeper portions of the Osbell Deposit. Mafic North is located about 80m north of the western part of the Osbell Whittle pit shell.

Borehole InfiniTEM surveys were conducted on two deep drill holes COM-12-905A and COM-12-906A in the Camtem Area where geology and geochemistry, and a prior InfiniTEM survey identified a VMS style target. The InfiniTEM surveys on an adjacent drill hole and re-survey of the original hole with a better loop configuration did not reproduce the target, so the planned deep drill hole was cancelled.

A soil sampling program, designed to determine the characteristics of geochemical anomalies in till above the Osbell Deposit included four traverse lines perpendicular to the trend of the deposit. Three geochemical methods were tested: MMI, Humus and B-horizon soils. MMI was found to be the most sensitive geochemical method, but none of the methods generated an anomaly over known bedrock gold mineralization at Osbell. Basal till sampling, the method used by Bryan Osborne to discover Osbell remains the most effective method of overburden sampling in the area.

Late in the year, a detailed ground magnetic survey was conducted to map out Mafic North and local structures at the buried deposit.

Comtois NW Gold Prospect

The Comtois NW Gold occurrence is located 12 kilometers north-west of the Osbell Resource Area. Comtois NW is of high interest because drilling results include high grade gold and wide lower gold intercepts - both are required to build a deposit. The area is covered by deep overburden and therefore geophysics and diamond drilling are the most effective ways to explore.

Early work by Maudore included field surveys with BeepMat and VLF on known Input and MegaTEM airborne anomalies. Maudore also conducted VTEM airborne geophysical surveys and ground IP surveys with north-south oriented lines that mapped several chargeability anomalies, many of which have been drilled with some reporting gold intercepts.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

COMTOIS PROPERTY (CONT’D)

Diamond drilling by Maudore in 2010 and 2011 of IP conductors intersected mineralized mafic and felsic volcanic rocks with significant gold assays. A southern trend returned assays as high as 71.7 g/t gold over 1.2m (COM-12-872), from 159.0m, included within 26.3 g/t gold over 3.3m from 157.9m. Wide intersections of anomalous gold of 0.8 g/t gold over 40.8m from 37.2m (COM-12-874) were also obtained from the southern trend. The northern trend, sub-parallel to the southern trend and marked by an poorly tested VTEM plate geophysical model, which has returned significant gold assays with 7.2 g/t gold over 0.7m (COM-11-699) from 199.8m. Wide gold-bearing intervals such as 0.8 g/t gold over 11.0m (COM-11-699) from 191.0m are also present in the northern trend.

Late in 2012, Maudore conducted detailed ground magnetic surveys to help interpret geology at Comtois NW. Upgraded magnetic data in combination with re-interpreted and modeled VTEM plates show that the area is underlain by volcanic rocks striking NE. Top-ranked conductive plates near new gold occurrences are priority drill targets for drill testing in 2013.

Hudson Gold Prospect

The Hudson Gold Prospect (Newmont Option) is located 8 kilometers north of the Osbell Resource Area and is accessible via regional roads N-800 and N-805. Hudson is of high interest because diamond drilling has returned many economic gold intercepts in sulphidic zones of felsic to intermediate metavolcanic rocks. The area is covered in deep overburden, and therefore geophysics and diamond drilling are the most effective methods to explore.

Felsic to dacitic tuffs, rhyolitic lava flows, and coarse-grained felsic domes are 100-300m thick and host gold mineralization associated with sericite, silica and albite alteration with 3-10% pyrite and trace to 2% pyrrhotite disseminated and in veinlets. Notable historic gold grades of sulphide intercepts are 9.77 g/t Au over 0.6m (TN-86-4) and 5.31 g/t Au over 1.5m (TN-79-11) with wider intervals such as 1.21 g/t Au over 10.5m (TN-01-12), 1.65 g/t Au over 7.3m (TN-86-6) and 3.43 g/t Au over 5.3m (TN-86-3). Sulphide-rich gold intercepts are oriented SSW-NNE, and can be followed for 400m strike and are known to 250 depth with current drilling.

Diamond drilling by Maudore in 2012 included 15 diamond drill holes for 5,610m. The best result from current drilling is 11.3 g/t gold over 1.0m (COM-12-916) from 108.7m within a wider interval of 3.9 g/t Au over 7.8m from 106.1m. Other notable intercepts are 10.2 g/t Gold over 0.9m (COM-12-916) from 19.6m within a wider interval grading 4.5 g/t gold over 3.7m, and 13.5 g/t gold over 1.3m (COM-12-920) from 460.2m.

Late in 2012, Maudore conducted detailed ground magnetic surveys and re-interpreted ground IP surveys. A geological report has been prepared and has been sent to Newmont with notification to trigger the 120-day period where Newmont can elect to either back-in to 51% interest by spending another $750,000 on exploration, or elect to reduce to a 1.45% NSR royalty.

Greer Gold Prospect

The Greer Gold Prospect is located 1.9 kilometers southwest of the Osbell Gold Resource. Greer is also known as Potential Eastern Extension in prior news releases.

The area is characterized by mafic pillow basalt and massive lava flows with intermediate tuffs that trend SW parallel to the southeastern contact of the Beehler stock. The setting of gold-bearing felsic volcanics next to Beehler is similar to Osbell.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

COMTOIS PROPERTY (CONT’D)

Gold mineralization is associated with biotite and chlorite altered felsic to intermediate volcanics with trace to 5% disseminated pyrite with minor pyrrhotite and chalcopyrite. Greer has yielded 3.9 g/t gold over 2.0m (COM-97-26) and recently 12.9 g/t gold over 0.5m (COM-12-854) from 174.2m, and 12.0 g/t gold over 0.5m (COM-12-855) from 30.8m.

Recent exploration includes detailed ground magnetics to map geology and structure of the Greer area that will be coupled with re-logging key drill holes to interpret and predict controls on gold mineralization to better target future diamond drilling.

EXPLORATION PROPERTIES

Maudore has a dominant land position that extends 120km west-east along the Northern Volcanic Zone of the Abitibi Greenstone Belt. Maudore’s Comtois property with the Osbell Gold Resource is in the eastern part of Northern Volcanic Zone near Lebel-sur-Quévillon, and midway along the properties to the west is the Sleeping Giant Mine, a past producer that poured a million ounces of gold (North American Palladium Ltd.). These two considerable gold deposits demonstrate the merit of the Northern Volcanic Zone.

Despite excellent geology, the Northern Volcanic Zone of the Abitibi has received far less exploration success than elsewhere. Deep overburden and lack of outcrop makes it difficult to clearly understand controls on mineralization once found. Detailed geophysics and expert geophysical interpretation are methods that Maudore will implement as it explores the Northern Volcanic Zone.

Maudore has completed property-wide hi-resolution aeromagnetics and radiometrics (100m lines spacing and low terrain clearance) that will provide new clarity for interpretation of geology and structure in the belt.

North Shore Property

The North Shore property consists of two claim blocks that total 77 claims (100% Maudore) and cover an area of approximately 43 square kilometers. The property is located 10 kilometers north of Lebel-sur-Quévillon (Abitibi, Province of Quebec), which is east of the Osbell Gold Resource.

The larger Southern Block of the property is dominated by metavolcanics that wrap along the east side of the Franquet Stock. Ultramafic, mafic, intermediate to felsic volcanic rocks with associated metasedimentary rocks have been mapped and sampled on the property, which has potential for gold, VMS base metal, and magmatic Cu-Ni PGE deposits.

The historical North Shore Showing (VMS-style mineralization) is located in the south-central part of the southern claims and consists of small lenses of massive sphalerite-pyrrhotite-chalcopyrite where 1.32% Cu and 3.68% Zn over 2.30 m (DDH Q-11); 14.65% Zn over 0.48 m and 2.60% Zn over 4.95 m (DDH Q-14); and 0.60% Cu and 8.01% Zn over 4.50 m (DDH SQ-2) (SIGEOM government database). Maudore reports anomalous copper, zinc and nickel in intercalated mafic to intermediate volcanics and graphitic sediments from diamond drill hole NOR-10-08 that targeted the North Shore occurrence. Massive sulphides were not intersected.

Maudore reported 16.32 g/t Au from a grab sample of a mineralized quartz vein called Evelyne. Diamond drilling intersected a gold bearing shear zone beneath the surface stripped outcrops that returned 3.46 g/t Au over 0.9m (NOR-09-01). B-horizon till sampling shows a broad gold anomaly 600 m long and 400m wide in the area, hinting that gold mineralization may be more widespread than results currently suggest.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION PROPERTIES (CONT’D)

A boulder of semi-massive sulphides found in a gravel pit during Beep Mat training returned outstanding nickel and PGE assays in 2010. The boulder assayed 0.60 g/t Au, 0.84 g/t Pt, 0.44 g/t Pd, 1.68% Cu and 1.66% Ni (average of five samples). Detailed petrology and electron microprobe analysis reports three distinct nickel sulphide species: Godlevskite (NiFe9S8), Millerite (NiS), and Violarite (FeNi2S4). Discovery of the bedrock source of this nickel-bearing boulder is a key priority of Maudore.

Regional drilling has confirmed ultramafic rocks with intervals of anomalous Ni (up to 0.08% Ni over 75 meters). Massive sulfides were also drilled but so far no economic mineralization similar to the boulder has been encountered.

Maudore recently completed a high resolution aeromagnetic survey and structural interpretation by Maudore’s senior consulting geophysicist. Maudore also re-processed historical Airborne MegaTEM conductors and generated conductive plate models, and has proposed 41 km of ground TDEM geophysical surveys and 90 km of ground magnetics to generate drill targets.

The North Claim Block straddles the northern contact of the Franquet Stock with intermediate to mafic volcanics where geophysical anomalies from the government dataset were staked. Maudore has completed Beep Mat and prospecting surveys, and low level airborne magnetometer surveys.

Bell Property

The Bell property consists of 95 claims (100% Maudore) that cover an area of approximately 46 square kilometers. The property is located 10 kilometers west of the town of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

The Bell Property is underlain by intermediate to felsic volcanic with potential for gold and base metals mineralization. The property is covered with a thick glacial till blanket except for outcrop exposures along the Bell River. Historical exploration on the property includes many overlapping geophysical surveys and limited diamond drilling.

The geology of the Bell Property includes quartz-phyric felsic volcanic rocks intercalated with banded intermediate volcanics, locally with disseminated to semi-massive sulphides (20% pyrite, trace pyrrhotite and trace chalcopyrite), pelitic metasediments with thick graphitic intervals (up to 25m), and mafic to intermediate lava flows.

A total of 26 drill holes (4024 m) have been completed on the Bell Property including 8 diamond drill holes (1646m) by Maudore. Diamond drilling (2009 and 2010) intersected semi-massive to massive sulfides lenses as well as thick (+/- 100 metres) felsic volcanic units with disseminated sulfides. Massive sulfides returned values up to 4.2 g/t Ag and 0.22 g/t Au over 0.7 meter. Thick ultramafic rocks also encountered but they did not return economic assays. In 2012, linecutting and IP surveys completed in the eastern part of the property generated three drill targets that have not yet been tested.

Sadie Property

The Sadie property consists of 152 claims (100% Maudore) that cover an area of approximately 86 square kilometers. The property is located 15 kilometers southwest of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION PROPERTIES (CONT’D)

Historical work had identified a gold showing in a sequence of schists (up to 1.3 g/t Au in a grab sample). Drilling completed in the 1950’s encountered semi massive to massive sulfides in a chlorite/sericite altered volcano-sedimentary sequence. These sulfides were described as containing traces of chalcopyrite, but very few base metal and no gold assays were completed (best results: 1.35% Cu over 1 foot). Maudore completed an Airborne VTEM survey in 2008, and tested VTEM conductors with 10 diamond drill holes which returned semi-massive to massive sulfides lenses that did not return economic assays. Geophysical and geologic data will be reevaluated in the upcoming months to determine a course of action for future.

Cedar-Rapids Property

The Cedar-Rapids property consists of 72 claims (100% Maudore) that cover an area of approximately 21 square kilometers. The property is located 10 kilometers south of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

Limited work conducted in 2010 by Maudore identified several intensively altered shear zones mineralized with iron carbonate minerals and anomalous gold. One 2011 drill hole of 483 meters returned an intersection of 0.4 g/t Au over 1 meter. During the summer of 2011, Maudore conducted BeepMat prospecting and anomalous gold values (up to 0.4 g/t Au) were obtained from grab samples. The 2010-2011 assessment report has been filed with MRNFQ. New claim staking has added promise by the addition of three historical showings:

•	Cedar Rapids — Zone Village: Grab samples from trenches giving grade up to 169 and 302 g/t Au

•	Cedar Rapids — Zone 1: Chip samples with gold grade of 72.8 g/t Au over 0.3 m.

•	CDR98-07 (Dyke Zone): Drilled by Cameco Corporation and gave up to 24.3 g/t Au over 1.1 m.

Strong geophysical conductors exist in historic data that require re-surveying with modern airborne EM techniques and drill testing.

Pakodji Property

The Pakodji property consists of 16 claims (100% Maudore) covering approximately 7 square kilometers. The property is located 20 kilometers west of the town of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

The review of exploration programs completed in the 1950’s show semi-massive to massive sulfide lenses occur in a chlorite and sericite altered volcano-sedimentary sequence. Very few base metal or gold assays were collected in 1950s.

Maudore drilled three holes (468m) in 2012, intersecting intermediate to mafic volcanic rocks and graphitic sediments. Massive sulphides were not found and economic assays were not reported.

Comtois Southwest Property

The Comtois Southwest property consists of 69 claims (100% Maudore) that cover an area of approximately 28 square kilometers. The property is located 24 kilometers west of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

Most of the recent drilling targeted IP conductors for Osbell-type gold mineralization in NE-SW oriented felsic volcanic units. Maudore completed several IP surveys, and drilling in 2012 targeted some of these anomalies. Up to 10% disseminated pyrite was logged and the best assay was 0.88 g/t Au over 1.2m (CSW-12-17) from 65.8m.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION PROPERTIES (CONT’D)

Maudore also reports 1.45 g/t Au over 0.5m (CSW-10-04) from 100.5m in banded iron formation (BIF) mineralized with 0.5% pyrite. The BIF drill hole intercept averaged 0.19 g/t Au over 8.7m.

The Comtois SW property has recently been flown with low-level detailed airborne magnetometer surveys which will allow precise mapping of magnetic units like BIF. Folding and other structures in the BIF should be targeted for gold exploration.

Bernetz Property

The Bernetz property consists of 84 claims (100% Maudore) that cover an area of approximately 37 square kilometers. The property is located 30 kilometers west of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

The Bernetz property is dominated by mafic lava flows and pillow basalts and intermediate tuffs and andesite and intercalated mudstone and graphitic argillite. Semi-massive to massive sulfides lenses in chlorite and sericite altered volcanics is also present. Base metal assays in historical logs are rare, and gold assays absent. One of these lenses was drilled, but no economic values were obtained.

Two historical showings, found in the 1980’s, show potential for gold and base metal type mineralization (up to 3.82 g/t Au over 0.2 meter and 0.65% Zn and 0.11% Cu over 1.0 meter).

Maudore explored for felsic volcanic rocks in the northern part of the property with WSW-ENE stratigraphy and a group of MegaTEM anomalies. Ground surveys included two IP geophysical survey grids and several diamond drill holes of the most prospective anomalies. Up to 2% pyrite and pyrrhotite in stringers were intersected with no significant assays.

Historical MegaTEM conductors remain to be modeled by Maudore, and may provide future drill targets.

Fonteneau-Thémines Property

The Fonteneau-Thémines property consists of 78 claims (100% Maudore) that cover an area of approximately 44 square kilometers. The property is located 35 kilometers west of Lebel-sur-Quévillon (Abitibi, Province of Quebec).

Maudore explored for felsic volcanic rocks interpreted to occur in two bands. The northern band returned mafic to intermediate geochemistry and the southern band returned dacitic composition. Three IP grids were completed and 12 chargeability anomalies identified. Maudore has drilled six diamond drill holes. Sampling of drill core did not return economic assays.

Historical MegaTEM conductors remain to be modeled by Maudore, and may provide future drill targets.

Sleeping-Giant Southeast Property

The Sleeping-Giant Southeast property consists of 215 claims (100% Maudore) that cover an area of approximately 121 square kilometers. 25 claims were allowed to lapse in 2012. The property is located 60 kilometers northeast of the town of Amos (Abitibi, Province of Quebec).

The eastern part of the property is interpreted to contain felsic volcanic units and the northwestern part of the property has similar geology to the Sleeping-Giant mine. Three gold showings are near the felsic volcanogenic units of the property (Arbor: up to 13.1 g/t Au over 0.4 meter from drilling; Coigny trench 1: up to 2.99 g/t Au over 0.2 meter; and Coigny trench 2: up 1.03 g/t Au over 1.0 meter).

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION PROPERTIES (CONT’D)

Maudore has completed IP ground geophysical surveys which identified 9 chargeability anomalies. Maudore has drilled 13 diamond drill holes targeting Osbell-type deposits in felsic volcatics with low success.

The adjacent Sleeping Giant mine is a high-grade lode gold deposit. Maudore has completed low-level high resolution airborne magnetic surveys, which will provide new detail for structural and geological interpretation to target a deposit similar to Géant Dormant.

Mazarin-Glandelet Property

The Mazarin-Glandelet property consists of 303 claims (100% Maudore) that cover an area of approximately 157 square kilometers. 16 claims were allowed to lapse in 2012. The property is located 60 kilometers north of the town of Amos (Abitibi, Province of Quebec).

The property is underlain by mafic to felsic metavolcanics, intruded by gabbro in the western part of the property. Mudstone, chert and iron formation are also mapped, as unlike other Maudore properties, outcrop is abundant. According to the SIGEOM government database no economic mineral occurrences are present on the property.

The review of previous exploration work suggests bimodal volcanism and rhyolites are present on the property. Ultramafic rocks in the area have high potential for magmatic Cu-Ni PGE mineralization. Prospecting discoveries include iron formations with chert horizons associated with felsic volcanics with anomalous zinc and gold. In 2011 Maudore conducted Beep Mat prospecting and flew a VTEM survey over the northern half of the property. Later, five drill holes failed to return economic assays.

High resolution low-level magnetometer and radiometric surveys were completed on the property in late 2012. This new data will be interpreted to locate potential structures that may be conduits for hydrothermal gold mineralization. VTEM data will also be reviewed in detail by an experienced geophysicist.

Dalet Property

The Dalet property consists of 454 claims (100% Maudore) that cover an area of approximately 225 square kilometers. Two claims were allowed to lapse in 2012. The property is located 70 kilometers north of the town of Amos (Abitibi, Province of Quebec).

The Dalet property is underlain by mafic to intermediate volcanic rocks striking NW-SE against the contact of the Mistaouac tonalite stock to the west. The northeast part of the property is dominated by large volumes of highly magnetic ultramafic bodies with potential for magmatic Cu-Ni-PGE mineralization.

In 2011, Maudore compiled historical work and initiated Beep Mat prospecting. Samples of semi-massive to massive sulfides returned up to 2.9 g/t Ag, 0.5% Zn et 0.1 g/t Au. In the Nathalie part of the property Maudore grab samples returned 1.1% Ni, 1.7% Cu, 5.9 g/t Ag, 0.4 g/t Au, 0.4 g/t Pt and 0.8 g/t Pd from badly weathered rock that returned an ultramafic composition. Field crews conducted a surface stripping program over gold-bearing grab samples in the central part of the property.

High resolution low-level magnetometer and radiometric surveys were completed on the property in late 2012. When available the new airborne magnetics will be interpreted to upgrade current geological compilation maps. 2012 VTEM data will also undergo detailed analysis. Conductors will be identified, ranked and modeled for future drill testing targeting VMS or Magmatic Cu-Ni-PGE mineralization.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPLORATION PROPERTIES (CONT’D)

Agreement to Acquire 25 Percent Interest in the Windfall Lake Project

Maudore has signed a purchase and sale agreement with Noront Resources Ltd. (“Noront”) to acquire Noront’s 25% interest in the Windfall Lake Project (the “Noront Agreement”). Maudore has agreed to pay Noront a sum of $10 million in cash plus three million warrants which entitle Noront to purchase common shares of Maudore on a one-to-one basis, such warrants having an exercise price of $2.20 per common share of Maudore (being the closing price of common shares of Maudore on December 4, 2012) and expiring at 5:00 PM (Toronto time) on December 4, 2013. Maudore will, subject to certain conditions, pay to Noront an additional amount in the event that Maudore acquires, directly or indirectly, the 75 % interest of Eagle Hill Exploration Corporation (“Eagle Hill”) in the Windfall Lake Project (the “75% Interest”) by way of merger or other acquisition of all issued and outstanding common shares of Eagle Hill, equal to the difference (if any) between (i) one third of the purchase price paid by Maudore for the 75% Interest and (ii) $10 million. Consideration for the additional payment will be Maudore common shares.

Pursuant to the Noront Agreement and subject to certain conditions, Maudore has the right to direct Noront to enforce its rights under the option agreement dated July 20, 2009 between Noront and Eagle Hill (the “Option Agreement”) including its right to repurchase the 75 % Interest from Eagle Hill and transfer the 75% Interest to Maudore, provided that (i) Noront agrees that the repurchase should be exercised; (ii) Maudore shall pay to Noront up to $6,000,000 at the time of completion of the repurchase; and (iii) no other consideration shall be paid by Maudore to Noront in connection with the repurchase and the transfer of the 75 Percent Interest to Maudore.

The Noront Agreement is subject to certain conditions. In particular, Maudore’s obligation to purchase Noront’s 25% interest in the Windfall Lake Project is subject to its acquisition of the 75% Interest, or Noront obtaining the consent of Eagle Hill pursuant to the Option Agreement for the transfer of Noront’s 25% interest and any required regulatory approvals, including that of the TSX Venture Exchange.

INFORMATION ON SHARE CAPITAL

	December 31, 2012	April 3, 2013
Shares	26,941,687	30,201,687
Shares options	2,025,000	1,895,000
Warrants	977,983	1,683,571

	29,944,670	33,780,258

STOCK OPTION PLAN

The purpose of the Plan is to serve as an incentive for the directors, officers, employees and consultants who will be motivated by the Company’s success as well as to promote ownership of common shares of the Company by these people. There is no performance indicator relating to profitability or risk attached to the plan.

Under its share option plan, the Company may grant a maximum of 5,000,000 share purchase options to its directors, officers, employees and consultants. The exercise price of each option may not be lower than the market price of the Company’s share on the TSX Venture Exchange the day preceding the date of the grant and the term of an option cannot exceed 5 years. The options are exercisable at the date of the grant.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

FINANCING ACTIVITIES DURING THE YEAR

Financial resources are available through the issuance of common shares or the issuance of debt.

In 2011, the Company completed private placements of 2,761,807 flow-through units for a total cash consideration of $22,946,615.

In 2012, 247,500 options were exercised for a total cash consideration of $387,325 (532,000 options for $667,200 in 2011).

On December 18, 2012, the Company closed a total of $3,250,000 in secured term loans with City Securities Ltd (a corporation owned by Seager Rex Harbour who owns directly or indirectly more than 10% of the common shares of the Company) and Monemvasia PTY Ltd (a corporation associated with Kevin Tomlinson, a director of the Company) (the “Lenders”). The term loans bear an interest rate of 12% per annum (effective rate of 16.45% per annum) and are intended to be outstanding during an interim period until a debt facility is completed. The term loans will mature on March 31, 2014, unless repaid or redeemed earlier in accordance with the terms and conditions of the term loans. The term loans were guaranteed by hypothecs on the important claims of the Company related to Comtois. The Company agreed to pay the Lenders structuring fees equal to 5% of the term loans for $162,500.

WORKING CAPITAL

On December 31, 2012, the working capital of the Company was at $1,157,087 ($11,870,482 as of December 31, 2011). Management intends to complete private placements or issue debt to meet its short term liquidity requirements and its obligations as well as make certain exploration expenses to keep its properties in good standing. In the future the exploration and development of Maudore’s properties may require additional financing. In the past, the Company has been able to rely on its capabilities to raise money by public and private placements and also issuance of debt. However, there can be no assurance it will be able to do so in the future. The global economy and financial markets have been unpredictable for many months and have impacted our industry and its ability to finance. The equity markets have not recovered and financing remains difficult, especially for junior exploration companies.

SELECTED ANNUAL INFORMATION

	2012	2011	2010
	$	$	$
Interest income	86,901	54,046	25,001
Net loss and comprehensive loss	(2,118,091)	(1,804,705)	(2,614,133)
Basic and diluted loss per share	(0.08)	(0.07)	(0.11)
Total assets	48,007,735	47,946,911	26,623,745
Non-current liabilities	8,132,337	1,995,278	—

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

SELECTED QUARTERLY INFORMATION

Operating results for each quarter for the two last years are presented in the table below.

	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Interest revenues	12,829	18,649	25,840	29,583	13,005	13,586	22,053	5,402
Net income (loss) and comprehensive income (loss)	(1,268,574)	(658,925)	(153,492)	(37,100)	(2,042,150)	329,454	(330,692)	238,684
Basic and diluted net income (loss) per share	(0.05)	(0.03)	(0.01)	—	(0.07)	0.01	(0.01)	—

The main variations between the quarters can be explained as follow:

•	Professional fees related to proxy contest: legal professional fees as well as fees relating to shareholders solicitation of $1,687,825 were incurred mainly during Q3 2012 relating to the annual shareholder meeting held on July 19, 2012;

•	Stock-based compensation: the only grant in 2012 occurred in December 2012 when 860,000 options where granted at a fair value calculated with the Black Scholes model of $0.83 for a total of $713,800 of which $672,300 was expensed and the balance was capitalised in the exploration and evaluation assets. In 2011, two grants occurred, the first one in April 2011 for 435,000 options and the second in August for 250,000 options with a weighted fair value of $2.81 for a total of $1,925,875 of which $1,565,875 was expensed ($892,800 in Q2 2011, $531,350 in Q3 2011 and $141,725 in Q4 2011) and $360,000 was capitalized in the exploration and evaluation assets.

•	Recovery of deferred income taxes: adjustments on deferred income taxes mainly relates to the amortization of the premium related to the issuance of flow-through shares;

•	Salaries, remuneration and other employee benefits expense: a new management team was put in place following the July 19, 2012 annual shareholder meeting. Salaries, remuneration and other employee benefits expense was $302,665 in Q4 2012 versus $50,842 in Q4 2011.

FORTH QUARTER 2012

Results

The Q4 2012 results show a loss before tax of $1,798,156 ($436,488 for Q4 2011).

The main variations between the Q4 2012 and Q4 2011 can be explained as follow:

•	Professional fees and contractual fees: legal fees relating to the reorganisation of the Company as well as due diligence fees relating to the review of potential acquisition targets;

•	Stock-based compensation: the only grant in 2012 occurred in December 2012 when 860,000 options where granted at a fair value calculated with the Black Scholes model of $0.83 for a total of $713,800 of which $672,300 was expensed and the balance was capitalised in the exploration and evaluation assets. In 2011, two grants occurred, the first one in April 2011 for 435,000 options and the second in August for 250,000 options with a weighted fair value of $2.81 for a total of $1,925,875 of which $1,565,875 was expensed ($892,800 in Q2 2011, $531,350 in Q3 2011 and $141,725 in Q4 2011) and $360,000 was capitalized in the exploration and evaluation assets.

•	Salaries, remuneration and other employee benefits expense: a new management team was put in place following the July 19, 2012 annual shareholder meeting. Salaries, remuneration and other employee benefits expense was $302,665 in Q4 2012 versus $50,842 in Q4 2011.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

Exploration activities

During Q4 2012, $2,997,745 of exploration work was engaged compared to $2,519,154 in Q4 2011.

Financing Activities

On December 18, 2012, the Company closed a total of $3,250,000 in secured term loans (see the above financing activities during the year section for a detailed description).

On December 21, 2011, the Company completed a private placement of 1,607,143 flow-through units for a gross proceed of $13,500,001.

Agreement to Acquire 25 Percent Interest in the Windfall Lake Project

Please refer to the exploration properties section for a detailed discussion on the Windfall lake Project.

OFF BALANCE SHEET ARRANGEMENTS

In 2012, the Company did not enter into any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Flow-through private placements

The Company is funded in part by the issuance of flow-through shares and under the tax rules regarding this type of financing, the Company is required to conduct mineral exploration work. These tax rules also set deadlines for the completion of exploration work to be undertaken no later than the first of the following dates:

•	Two years following the flow-through placements;

•	One year after the Company has renounced the tax deductions relating to the exploration work.

Commitments to carry out exploration work that are not respected are subject to a combined tax rate of 30% (Canada and Quebec). However, there is no guarantee that expenses incurred will qualify as Canadian exploration expenses, even if the Company is committed to take all necessary measures in this regard. The refusal of certain expenses by the tax authority would have a negative tax impact for investors.

As of December 2010, the Company renounced tax deductions of $5,008,264 following flow-through placements realised on December 30, 2010. An amount of $954,702 has been recorded as recovery of deferred income taxes against the comprehensive loss in 2011, the Company having engaged all the related exploration expenses.

As of December 31, 2011, the Company renounced tax deductions of $22,946,615 following several flow-through placements. As of December 31, 2011, an amount of $5,435,214 has been recorded in the liabilities related to issuance of flow-through share units and $3,277,476 was recorded as recovery of deferred income taxes against the comprehensive loss in 2011, the Company having engaged part of the related exploration expenses. As of December 31, 2012, the $5,435,214 of liabilities related to issuance of flow-through share units was reversed in the comprehensive loss as recovery of deferred income taxes since the Company had engaged all the exploration expenses relating to the 2011 flow-though private placements.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

CONTRACTUAL OBLIGATIONS AND COMMITMENTS (CONT’D)

Operating lease

The Company’s future minimum operating lease payments are as follows:

December 31, 2012
$
Within 1 year	31,224
1 to 5 years	20,816
After 5 years	—

Total	52,040

In 2011, the Company has rented premises for one year from September 1, 2011 to August 31, 2012 and the monthly rent is $2,540, including operational expenses and municipal taxes. In March 2012, an amendment was signed to extend the lease up to August 31, 2014. In December 2012, an amendment was signed to establish the rent at $2,602 per month.

Term loans

On December 18, 2012, the Company closed a total of $3,250,000 in secured term loans. The term loans bear an interest rate of 12% per annum and are intended to be outstanding during an interim period until a debt facility is completed. The term loans will mature on March 31, 2014, unless repaid or redeemed earlier in accordance with the terms and conditions of the term loans. The term loans were guaranteed by hypothecs on the important claims of the Company related to Comtois.

RELATED PARTY TRANSACTIONS

Compensation to key management

Key management personnel of the Company are members of the board of directors, as well as the president, the chief operating officer and the chief financial officer. Key management remuneration is as follows:

	2012	2011
	$	$
Short-term benefits :
Salaries, remuneration and other employee benefits expenses	529,925	255,711
Salaries and other employee benefits expenses capitalized in exploration and evaluation assets	226,712	212,042
Professional and contractual fees	6,000	6,000
Professional fees related to proxy contest	85,000	—
Share-based payment:
Share-based compensation	643,250	1,510,115
Share based compensation capitalized in exploration and evaluation assets	—	360,000

Total compensation	1,490,887	2,343,868

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

RELATED PARTY TRANSACTIONS (CONT’D)

Included in the above compensation to key management:

•	Remuneration of the Chairman since July 19, 2012 for $48,611. In addition, professional fees of $85,000 were paid in relation to the proxy contest. Both amounts were paid to a company controlled by the Chairman;

•	Remuneration of the Deputy Chairman since December 1, 2012 for 6 000 $. In addition, professional fees of $40,600 were paid in relation with the acquisition transactions. Both amounts were paid to a company controlled by the Deputy Chairman;

•	Remuneration of the chief executive officer since July 19, 2012 for $136,111;

•	Remuneration of the chief executive officer up to July 19, 2012 for 70 000 $ ($120,000 in 2011). In addition, a 40 000 $ severance payment was made out of a 180 000 $ severance commitment to be paid over 18 months;

•	Remuneration of the chief operating officer since October 22, 2012 for $46,012, paid to a company controlled by the chief operating officer;

•	Professional fees of the chief financial officer for $6,000 ($6,000 in 2011).

Other related party transactions

In addition to the amounts listed above in the compensation to key management:

•	Professional fees and disbursements of $55,071 ($46,100 in 2011) have been paid to the corporate secretary of the Corporation. In 2012, the corporate secretary exercised 7,500 options at a price of $1.51 for a total of $11,325 (in 2011, 10,000 options at a price of $0.70 for a total of $10,000).

As at December 31, 2012, the balance due those related parties amounted to $10,942 (none as at December 31, 2011).

Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantee was given or received. Outstanding balances are usually settled in cash.

SUBSEQUENT EVENTS

Acquisition of NAP Quebec Mines Ltd and $22 million Credit Facility

On March 22, 2013, the Company acquired the Sleeping Giant Mill and the Quebec-based gold assets from North American Palladium Ltd. through the acquisition of all of the outstanding shares of NAP Quebec Mines Ltd. (“NAP Quebec”) in accordance with a Purchase Agreement. The Processing Facility is strategically located 60 km west of Maudore’s Osbell Deposit and 150 km north of Val-d’Or, Quebec, along Highway 109, a route which continues north to Matagami, Quebec.

In consideration for the shares of NAP Quebec, Maudore has paid to NAP a cash consideration of $18 million which has been funded through the credit facility described below, and has issued to NAP 1,500,000 common shares. The TSX Venture Exchange (the “TSXV”) has approved the acquisition.

The $18 million purchase price for the shares of NAP Quebec is fully funded by a senior secured credit facility in the amount of $22 million provided to Maudore by FBC Holdings Sarl (“FBC”), an arm’s length party, on March 22, 2013 (the “Credit Facility”). The Credit Facility bears interest at the rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the Credit Facility, Maudore has granted to FBC a first-ranking charge over all of its and its subsidiaries’ present and future personal property and material real property, including specified mining rights.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

SUBSEQUENT EVENTS (CONT’D)

In consideration of the commitment made by FBC under the Credit Facility and in lieu of further structuring fees, Maudore has issued to FBC 1,760,000 common shares and 880,000 common share purchase warrants. Each warrant shall entitle FBC to subscribe for one common share during a period of 2 years following the date of its issuance, at a price equal to $1.08, being the closing price of common shares of Maudore on the TSXV on March 22, 2013. The TSXV has approved the issuance of the common shares and warrants to FBC.

The consummation of this transaction allows Maudore to further advance its strategy of consolidating its position in a highly prospective yet grossly under-explored region within a globally competitive mining jurisdiction, and provides the Company with a degree of optionality as regards the development of its resources. Moreover, in addition to having a strategically important land position of 144,000 ha (1,440 km2) in the Northern Volcanic Zone of the Abitibi Greenstone Belt of Quebec, Maudore is also inheriting a highly talented workforce capable of developing its resources.

The Processing Facility is designed to operate at a rate of 900 tonnes per day (tpd), and is currently processing between 400-600 tpd with +/- 92% gold recovery, five days per week, treating underground ore from the Vezza gold project as it continues to ramp up to a production footing. Ore is fed through a grizzly into a crushing plant with a primary jaw crusher and two cone crushers with screening, then to a rod mill and two ball mills to produce a pulp that undergoes conventional leaching followed by a CIP (carbon in pulp) circuit, stripping facilities, electrowinning and an induction furnace to produce gold dore. In 2010, NAP determined that the Processing Facility could be upgraded in two phases from 900 to 1,250 tpd, and then from 1,250 to 1,750 tpd. NAP initiated the upgrade and later put the expansion on hold in order to focus on their palladium assets. It is expected that the adjacent Tailings Facility could last approximately 10 years at this higher throughput rate with additional expansion work within the facility and the underground operations, as indicated in a NAP Quebec internal report completed in 2012 by AMEC Amériques Ltée.

The table below sets forth current resources of Maudore after giving effect to the acquisition of NAP Quebec:

Project	Mineral Resource Estimates	Gold Resource (x1000 oz)	Category
Osbell	8,463,800 tonnes at 2.0 g/t gold (Au) for 546,299 ounces indicated and 8,115,800 tonnes at 4.8 g/t Au for 1,258,990 ounces inferred (Maudore press release of October 29, 2012).	546	Indicated
		1,259	Inferred

Vezza	A 2010 measured and indicated resource of 1,510,000 tonnes grading 5.9 g/t Au for 287,500 ounces and an inferred resource of 754,000 tonnes grading 5.0 g/t Au for 121,500 ounces Au.	288	Measured and Indicated
		122	Inferred

Note:	Totals do not add up due to rounding. Osbell Resource Estimate for Maudore Minerals Ltd. Nov 30, 2012 by Alain Carrier, PGeo (InnovExplo Inc.), Pierre-Luc Richard, PGeo (InnovExplo Inc.), Christian D’Amours, PGeo (GeoPointCom), and Alain Dorval, Eng. (InnovExplo Inc.); Vezza Resource Estimate for North American Palladium Ltd. by Scott Wilson Roscoe Postle Associates Inc., 2010 prepared by Bernard Salmon, PEng and Petr Pelz, PGeo.

In compliance with National Instrument 43-101 Standards for Mineral Projects (“NI 43-101”), a NI 43-101 compliant technical report in respect of the Vezza project will be prepared by the Company within the next 45 days. The Company has retained Christian D’Amours, PGeo (GeoPointCom) to prepare such report.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

SUBSEQUENT EVENTS (CONT’D)

The table below sets forth the historical mineral resource estimates acquired with the purchase of NAP Quebec. A qualified person has not performed sufficient work to classify the historical estimates as current mineral resources; and Maudore is not treating the table of historical mineral resource estimates as current mineral resource estimates.

Project	Historical Mineral Resource Estimates	Gold Resource (x1000 oz)	Category
Discovery	2008 measured resources of 3,109 tonnes grading 8.95 g/t for 895 ounces, indicated resource of 1,278,973 tonnes grading 5.74 g/t Au for 236,180 ounces and an inferred resource of 1,545,500 tonnes grading 5.93 g/t Au for 294,473 ounces.	1 236 294	Measured Indicated Inferred

Flordin	A 2011 measured resource of 116,000 tonnes grading 3.25 g/t Au for 12,133 ounces Au, indicated resource of 2,707,000 tonnes grading 1.77 g/t Au for 153,998 ounces Au, and 2,199,000 tonnes grading 1.95 g/t Au for 137,561 ounces Au.	166 137	Measured and Indicated Inferred

Sleeping Giant	A 2008 measured and indicated resource of 489,200 tonnes grading 9.7 g/t Au for 152,743 ounces Au.	153	Measured and Indicated

Note:	Totals do not add up due to rounding. The subsequent section cautions readers on the relevance and reliability of historical mineral resource estimates presented in this table. Historical mineral reserves are not included.

The Discovery historical resource estimate is sourced from “Technical Report on the Scoping Study and Mineral Resource Estimate for the Discovery Project (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc., prepared by Carl Pelletier, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate is not relevant today because additional diamond drilling completed by NAP Quebec since 2008 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the author since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. Parameters used are minimum mining width of 1.6 m (horizontal thickness), cut-off grade of 3 g/t Au, capping grade of 35 g/t Au, and specific gravity of 2.82 g/cm3. Polygonal on longitudinal method used cross sections to confirm grade and thickness, which were located on a longitudinal section, where polygons were traced and the volume and grade calculated (using AutoCAD and Promine software). In order to upgrade the historical estimate new drilling must be digitized, validated, and quality control protocols checked, prior to appending to the current drill database which will then be imported to GEMs software to generate a block model and estimate a mineral resource. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Discovery historical estimate as a current mineral resource; and Maudore is not treating the Discovery historical mineral resource estimate as a current mineral resource estimate.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

SUBSEQUENT EVENTS (CONT’D)

The Flordin historical resource estimate is sourced from “43-101 Technical Report and Resource Estimate on the Flordin Property (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc. and prepared by Pierre-Luc Richard, PGeo and Carl Pelletier, PGeo for North American Palladium Ltd in 2011, which was filed on SEDAR. The historical estimate is not relevant today because additional diamond drilling completed by NAP Quebec since 2011 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the authors since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. InnovExplo used the squared inverse distance method to interpolate gold grades in a block model, and a pit-shell confined portions of the model. A minimum cut-off grade of 0.5 g/t Au was used for the open pit portion of the Mineral Resource Estimate and a minimum cut-off grade of 3.50 g/t Au was used for the underground model. Drill hole intercepts were calculated to a 3.0 meter minimum true thickness and specific gravity of 2.8 t/m3 was used. In order to upgrade the historical estimate new drilling must be added to the database, validated and quality control protocols checked, prior to being appended to the current dataset for a subsequent block model, mineral resource estimate, and possible Whittle pit shell model. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Flordin historical estimate as a current mineral resource; and Maudore is not treating the Flordin historical mineral resource estimate as a current mineral resource estimate.

The Sleeping Giant historical resource estimate is sourced from “Technical Report, The Sleeping Giant Mine Northwestern Quebec” by Genivar LP, and prepared by Tyson Birkett, PEng, Josée Couture, PEng, and Christian Bézy, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate is not relevant today for several reasons: 1) additional drilling completed by NAP Quebec since 2008 must be included; 2) material mined by NAP Quebec since 2008 must be subtracted from the historical resource estimate (prior reserve estimates are not included for this reason); 3) cut-off grade applied to the resource estimate must also be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost); 4) recent work and subsequent reporting by NAP Quebec not available to the public have demonstrated the historical estimate is out of date. Maudore believes that the historical estimate can be relied on because much of it is based on mining experience at Sleeping Giant and believes that work was conducted at a high technical standard and the author is an employee of NAP Quebec and is known to Maudore. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral resources were calculated using the polygon method on inclined longitudinal sections, which has been used in the past to yield reliable results. Capping varied from 60-250 g/t Au depending on the vein; grades, tonnage and costs derived from actual mining were integrated, and minimum mining width 1.6m applied to stopes with dip greater than 50° and minimum mining width 1.8m applied to stopes with dip less than 50°. Nominal dilution of 15% was applied, and mining recovery varied from 75-100%. In order to upgrade the historical estimate, a massive project of digitization of paper records is required, then new drilling must be added to the database, validated, and quality control protocols checked. Underground workings must be digitized and subtracted from a block model, likely generated using GEMs software, followed by a resource calculation. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Sleeping Giant historical estimate as a current mineral resource; and Maudore is not treating the Sleeping Giant historical mineral resource estimate as a current mineral resource estimate.

ACCOUNTING CHANGES

There was no change in accounting policies during 2012.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

RISKS AND UNCERTAINTIES

The following discussion reviews a number of important risks which management believes could impact the Company’s business.

Financial Risk

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 10 of the December 31, 2012 financial statements. The main types of risks are market risk, credit risk and liquidity risk.

The Company’s risk management is coordinated closely with the Board of Directors. The objectives are to secure short- to medium-term cash while minimizing the exposure to financial markets.

The Company does not actively engage in the trading of financial assets for speculative purposes.

No changes were made in the objectives, policies and processes relating to the risk management during the reporting periods. The most significant financial risks to which the Company is exposed are described below:

Interest rate sensitivity

Banker acceptances bear interest at a fixed rate and the Company is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations. All the investments are at amortized cost so there is no impact on profit or loss related to the fair value variation.

Credit risk

Credit risk relates to the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets, cash and cash equivalents at the reporting date for amounts of $3,126,129 at December 31, 2012 and $15,169,610 at December 31, 2011.

The risk related to cash and cash equivalents is considered negligible since the Company is dealing with reputable Canadian-based financial institutions whose credit ratings are excellent. The Company’s management considers that all the above financial assets are of good credit quality.

Liquidity risk

The risk management of liquidity aims at maintaining sufficient cash and cash equivalents in order to ensure that the Company has the required funds to meet either from private or public offerings. During the year the Company has sustained its exploration program and working capital requirement by flow-through share financing and the exercise of share options. Obligations of the Company in terms of liabilities and other payables mature over the next 90 days. The Company’s existing cash and cash equivalents resources significantly exceed the current cash outflow requirements.

Risks Relating to the Industry

Titles to Mining Properties

Although management has taken steps to verify title to mining properties in which the Company has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and be non-compliant with regulatory requirements.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

RISKS AND UNCERTAINTIES (CONT’D)

Substantial Capital Expenditures Required

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The discovery of mineral deposits is dependent upon a number of factors. These factors include, but are not limited to, the quality of the team in charge of prospecting, the quality of the exploration area, including the grade and tonnage of ore, the configuration of the potential ore body, climatic conditions, adequate access to the site and any other unforeseen events. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which relate to particular attributes of the deposit, such as size, grade and proximity to infrastructure, and more general factors such as metal prices and government regulations, including environ-mental protection. Most of these factors are beyond the control of the Company. In addition, because of these risks, there is no certainty that the expenditures to be made by the Company on the exploration of its properties will result in the discovery of commercial quantities of ore.

Operating Hazards and Risks

Operations in which the Company has an interest are or will be subject to hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage. The Company does not currently carry any liability insurance for such risks, electing instead to ensure its contractors have adequate insurance coverage. The nature of these risks is such that liabilities might exceed any insurance policy limits, the liabilities and hazards might not be insurable or the Company might not elect to insure itself against such liabilities due to high premium costs or other factors. Such liabilities may have a materially adverse effect upon the Company’s financial condition.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of many base and precious metals have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and in the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, including mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

RISKS AND UNCERTAINTIES (CONT’D)

Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the law of incorporation of the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in the same or other business ventures.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors, officers and other qualified personnel. The loss of the services of any of these persons could have an adverse effect on the Company’s business and prospects.

Environmental Risks and other Regulatory Requirements

The current or future operations of the Company, including exploration or development activities and commencement of production on its properties require permits from various federal, provincial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may eventually require for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. The Company considers that it is in material compliance with the existing environmental legislation. At the exploration stage, costs related to environmental legislation compliance are not material.

STRATEGY

Management will continue to account for the Company’s funds very rigorously, its first goal being the optimization of shareholders’ return on investment. The acquisition of the Sleeping Giant mill referred to in the subsequent events section provides a clear path to production for its current ore resources and subsequent discoveries. Management, while applying its development strategy, will consider the global environment, the fluctuation in the Company’s share price and the overall market in gold and metal prices.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

FORWARD LOOKING STATEMENTS

Some statements contained in this MD&A constitute forward looking statements, including, without limitation, anticipated developments in the Company’s operations in future periods and other events or conditions that may occur in the future. These statements are about the future and are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those mentioned herein under heading “RISKS AND UNCERTAINTIES”. Management believes that the expectations reflected in these statements are reasonable but no assurance can be given that these expectations will prove to be correct. It is recommended not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur.

April 3, 2013

(s) Kevin Tomlinson	(s) Ingrid Martin
Kevin Tomlinson	Ingrid Martin
President and CEO	CFO